U.S. Securities and Exchange Commission

March 2, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Jill S. Davis, Branch Chief

Re:	Response Submitted in the Matter of EnCana Corporation’s Form 40-F for the Fiscal Year Ended December 31, 2007 (File No. 1-5226)

Ladies and Gentlemen:

On behalf of our client, EnCana Corporation (“EnCana” or the “Company”) and in response to the comment letter dated February 4, 2009 (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), EnCana has asked us to submit to you its responses to the Comment Letter (the “Responses”) relating to its annual report on Form 40-F for the fiscal year ended December 31, 2007. Attached as Annex A hereto, please find the Responses.

The contact information of the responsible representative at EnCana is Mr. Brian C. Ferguson, Executive Vice-President & Chief Financial Officer, 1800-855 2nd Street, S.W., P.O. Box 2850, Calgary, Alberta, Canada T2P 2S5; telephone: (403) 645-2000.

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U.S. Securities and Exchange Commission

In addition, please note that the submission of the Responses is without prejudice to, and with full reservation of, all privileges, rights and protections that may apply, including the attorney-client privilege and work product doctrine.

If the Staff wishes to discuss this letter or the attached documents, please contact Mr. Ferguson or me at (212) 373-3078.

Very truly yours,
/s/ Andrew J. Foley
ANDREW J. FOLEY

cc:	Brian C. Ferguson
Bill Stevenson
David Sheridan
EnCana Corporation

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ANNEX A

Company Responses

The headings and numbered responses set out below correspond to the headings and numbered comments in the Comment Letter. The Company’s responses to the Staff’s comments are as follows:

Form 40-F for the Fiscal Year Ended December 31, 2007

Notes to Consolidated Financial Statements

Note 4 Segmented Information, page 15

1.

We have considered your response to prior comment one from our letter dated October 29, 2008 and comment four from our letter dated June 25, 2008. We continue to believe that the operating segment and reporting unit cannot be determined at a level below the full cost country center for a company that applies the full cost method under US GAAP. Please modify your presentation and disclosure to address each of the following:

Segment reporting

•

modify your line item captions and related disclosure to refer to information that is derived below the full cost center as something other than an operating segment, and disclose how this information is used to manage your business;

•

explain in detail how management determines depreciation, depletion and amortization expense (DD&A), as well as evaluates your oil and gas properties for impairment, at the full cost center and then allocates DD&A and any impairment or other costs, and assets and other resources, from the full cost center to the respective divisions; and,

•

include separate operating segment disclosures for your Canadian full cost center that includes the total operating segment and the portions of it that were allocated to other divisions. The Canadian full cost center should include assets and operations that have been proportionately consolidated, in addition to the assets and operations of your subsidiaries.

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Goodwill impairment evaluation and measurement

•	Please modify your US GAAP accounting policy for goodwill impairment evaluation and measurement to perform it at the full cost center level rather than by division.

Note that we are not aware of differences between Canadian and US GAAP with respect to segment reporting and accounting for goodwill as it relates to a company that applies the full cost method.

RESPONSE TO COMMENT 1

EnCana proposes to modify our presentation and disclosure as follows.

Segment reporting

•

EnCana will modify line item captions and related disclosure to refer to information derived below the country cost centre information as “Divisions”. EnCana will note that this disclosure is provided as it reflects the Company’s decentralized decision-making structure. This information will be disclosed separately from the operating segment information.

•

EnCana will no longer present DD&A below the country cost centre level. As a result, disclosure of the allocation process will not be required. EnCana’s accounting policy note discloses that EnCana evaluates its upstream assets for impairment at the country cost centre level.

~~•~~

EnCana will present all Canadian upstream results in a “Canada” operating segment. This presentation includes the Canadian upstream assets and operations that are proportionately consolidated, in addition to the upstream assets and operations of EnCana’s Canadian upstream subsidiaries.

Goodwill impairment evaluation and measurement

•	EnCana will modify the disclosure of its accounting policy for goodwill impairment evaluation and measurement to indicate that it is applied at the country cost centre level.

EnCana will make the above noted modifications beginning with its Form 40-F for the fiscal year ended December 31, 2008.

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U.S. Securities and Exchange Commission

ANNEX B

EnCana Corporation

1800-855 2nd Street, S.W.

P.O. Box 2850

Calgary, Alberta, Canada T2P 2S5

March 2, 2009

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Jill S. Davis, Branch Chief

Re:	Response Submitted in the Matter of EnCana Corporation’s Form 40-F for the Fiscal Year Ended December 31, 2007 (File No. 1-5226)

Ladies and Gentlemen:

On behalf of EnCana Corporation (the “Company”), I hereby acknowledge that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in its Form 40-F for the fiscal year ended December 31, 2007 (the “Filing”);

2.

comments by the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

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3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Brian C. Ferguson
BRIAN C. FERGUSON,
Executive Vice-President & Chief
Financial Officer